SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 18, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: TRADING SCHEDULED TO COMMENCE TOMORROW FOR ChipMOS’

SUBSIDIARY ON TAIWAN’S EMERGING STOCK BOARD; COMPANY COMPLETES

SALE OF 0.8% OF SUBSIDIARY’S SHARES

Hsinchu, Taiwan, April 18, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced trading of shares of its subsidiary ChipMOS TECHNOLOGIES INC., a Taiwan corporation (“ChipMOS Taiwan”) on Taiwan’s emerging stock board of Gre Tai Securities Market under stock code “8150” is scheduled to commence tomorrow, Friday, April 19, 2013.

The Company also announced today, its sale of 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. After deducting tax expense payable to ROC authority for the aforementioned sale, the proceeds to ChipMOS Bermuda were approximately NT$97.2 million (US$3.3 million). As of April 18, 2013, after taking into account the above mentioned sale by ChipMOS Bermuda, the Company continues to hold approximately 703 million shares of ChipMOS Taiwan, representing 83.4% of the total number of ChipMOS Taiwan’s outstanding shares. Siliconware Precision Industries Co., Ltd., the Company’s other major shareholder continues to hold 133 million shares of ChipMOS Taiwan, representing approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares.

The Company and ChipMOS Taiwan will continue to work towards satisfying the eligibility requirements for listing ChipMOS Taiwan on the Taiwan Stock Exchange (“TSE”) in the second quarter of 2014. The Company expects that its ownership in ChipMOS Taiwan will be further reduced to 70% or less upon or prior to the completion of the TSE listing to comply with eligibility requirements. For risks associated with the continued trading on the emerging market stock board and the planned TSE listing plan, please refer to the press releases issued by the Company on March 18, 2013 and April 12, 2013.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.